                                              Filed by Templeton Vietnam and
                                              Southeast Asia Fund, Inc.
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12
                                              under the Securities Exchange Act
                                              of 1934

                                              Subject Company: Templeton Vietnam
                                              and Southeast Asia Fund, Inc.
                                              Commission File No. 811-08632

         TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON
           DEVELOPING MARKETS TRUST ANNOUNCE PROPOSED REORGANIZATION

         TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON
          DRAGON FUND, INC. ANNOUNCE THAT PROPOSED REORGANIZATION WILL
                                  NOT PROCEED

                   MARCH 19, 2002 - PRESS RELEASE Q's AND A's

Q:   What does acquiring "substantially all" of the assets of Vietnam Fund mean?

A:   The proposed reorganization involves Developing Markets Trust's acquisition of all of Vietnam  Fund's  assets that exist as of the closing,  except for cash,  bank deposits or cash equivalent  securities in an estimated  amount necessary to pay the costs and expenses of carrying out the transaction and discharge  any unpaid  liabilities  of Vietnam  Fund at the  closing  date.
     Examples of unpaid  liabilities  include  declared but unpaid dividends and capital  gains  distributions,  if any,  payable for  periods  prior to and through the closing date, custodian fees and taxes.

                                    * * * * *

     In connection with the proposed  reorganization  transaction,  Vietnam Fund and  Developing  Markets Trust intend to file relevant  materials  with the
     U.S.  Securities  and Exchange  Commission  ("SEC"),  including a Form N-14 combined proxy  statement for Vietnam Fund and  registration  statement for
     Developing  Markets  Trust  that  contains  a  prospectus.   Because  those
     documents  contain  important  information,  Vietnam Fund  shareholders are urged to read them, if and when they become available.  When filed with the
     SEC,  they will be available  for free at the SEC's  website,  www.sec.gov.
     Vietnam Fund  shareholders  can also obtain  copies of these  documents and other  transaction-related  documents,  when available, for free by calling
     Vietnam Fund at 1-800-342-5236.

     Vietnam  Fund,  its  directors  and  executive  officers and certain  other persons, may be deemed to be participants in Vietnam Fund's solicitation of proxies from its shareholders in connection with the proposed  transaction.
     Information  about the  directors is set forth in the proxy  statement  for
     Vietnam Fund's 2001 annual meeting of shareholders. Participants in Vietnam
     Fund's  solicitation may also be deemed to include the following  executive officers  or other  persons  whose  interests  in  Vietnam  Fund may not be described in the proxy  statement for Vietnam  Fund's 2001 annual  meeting:
     Mark Mobius  (President);  Charles B. Johnson (Vice  President);  Rupert H.
     Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E.
     Johnson (Vice President);  Martin L. Flanagan (Vice President);  Jeffrey A.
     Everett (Vice President);  John R. Kay (Vice President);  Murray L. Simpson
     (Vice President and Asst. Secretary);  Barbara J. Green (Vice President and
     Secretary);  David P. Goss (Vice President and Asst.  Secretary);  Bruce S.
     Rosenberg   (Treasurer);   Holly  Gibson   Brady   (Director  of  Corporate
     Communications - Franklin Resources, Inc.).

     Developing  Markets Trust, its trustees and executive  officers and certain other  persons,  may be deemed to be  participants  in  Developing  Markets
     Trust's   solicitation  of  proxies,  if  any,  from  its  shareholders  in connection with the proposed transaction. Information about the trustees is set forth in the statement of additional information for Developing Markets
     Trust dated May 1, 2001, as supplemented  January 1, 2002.  Participants in
     Developing  Markets Trust's  solicitation may also be deemed to include the following executive officers or other persons whose interests in Developing
     Markets  Trust  may  not  be  described  in  the  statement  of  additional
     information   for  Developing   Markets  Trust,   dated  May  1,  2001,  as
     supplemented  January 1, 2002: Mark Mobius (President);  Charles B. Johnson
     (Vice President);  Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns
     (Vice President);  Charles E. Johnson (Vice President);  Martin L. Flanagan
     (Vice President);  Jeffrey A. Everett (Vice  President);  John R. Kay (Vice
     President); Murray L. Simpson (Vice President and Asst. Secretary); Barbara
     J. Green (Vice President and Secretary);  David P. Goss (Vice President and
     Asst. Secretary);  Bruce S. Rosenberg  (Treasurer);  and Holly Gibson Brady
     (Director of Corporate Communications - Franklin Resources, Inc.).

     As of the date of this  communication,  none of the foregoing  participants individually  beneficially  owns in excess of 1% of Vietnam  Fund's  common stock  or 1% of the  total  number  of  outstanding  shares  of  beneficial interest of Developing  Markets Trust. As of December 3, 2001, the officers and trustees of Developing  Markets Trust, as a group,  owned of record and beneficially  less than 14.40% of the outstanding  Advisor Class shares and less than 1% of the other  classes  of  Developing  Markets  Trust.  To the knowledge of Vietnam Fund and Developing Markets Trust, respectively,  none of their  respective  directors,  trustees,  or executive  officers has any interest,  direct or indirect, by security holdings or otherwise in Vietnam
     Fund or Developing Markets Trust, respectively,  except as set forth in the proxy  statement  relating  to the Vietnam  Fund's  2001 Annual  Meeting of
     Shareholders,  the  statement  of  additional  information  for  Developing
     Markets Trust,  dated May 1, 2001, as  supplemented  January 1, 2002, or as otherwise disclosed above.

     Shareholders may obtain additional  information  regarding the interests of the  participants  by reading the proxy  statement  of Vietnam Fund and the proxy statement and prospectus of Developing Markets Trust if and when they become available.

     This   communication   shall  not  constitute  an  offer  to  sell  or  the
     solicitation  of an offer to buy, nor shall there be any sale of securities in any  jurisdiction  in which such  offer,  solicitation  or sale would be unlawful prior to registration or  qualification  under the securities laws of any such jurisdiction. No offering of securities shall be made except by means  of a  prospectus  meeting  the  requirements  of  Section  10 of the
     Securities Act of 1933, as amended.